Via Facsimile and U.S. Mail
Mail Stop 4720

September 24, 2009

Mr. David T. Foy
Vice President and Chief Financial Officer
White Mountains Insurance Group, Ltd.
80 South Main Street
Hanover, New Hampshire 03755

Re: **White Mountains Insurance Group, Ltd.**
        Form 10-K for the Year Ended December 31, 2008
        File **No. 1-08993**

Dear Mr. Foy:

      We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief